CHINA LITHIUM TECHNOLOGIES, INC.
15 West 39th Street, Suite 14B
New York, NY 10018
212-291-2688
212-391-2677 (fax)

July 12, 2011

BY EDGAR TRANSMISSION
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	China Lithium Technologies, Inc.
Form 10-K/A for the fiscal year ended June 30, 2010
Filed May 20, 2011
Form 10-Q for the fiscal period ended March 31, 2011 Filed May 16, 2011
File No. 000-53263

Dear Mr. Cascio:

I am writing in response to your letter dated June 17, 2011.  The Staff’s comments have been copied below, indented, and each is followed by our response.

Form 10-K/A for the fiscal year ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.
We note that you consolidate Beijing GuoQiang Global Science and Technology Development Co, Ltd. based on the guidance applicable to variable interest entities. Where material, in future filings please provide MD&A discussion of the impact that consolidation of the variable interest entity has on your financial condition, results of operations and cash flows. In that regard, abbreviated consolidating data may be helpful in demonstrating the impact on your financial statements from consolidation of the variable interest entity.

Response to Comment 1

In future filings we will include in Management’s Discussion text based on to the following template:

Effects of Consolidation
The financial statements presented in this Report consolidate the financial statements of China Lithium Technologies, Inc. with the financial statements of its subsidiary, Sky Achieve Holdings, Inc.  Also consolidated are the financial statements of an entity, Beijing GuoQiang Global Science and Technology Development Co, Ltd., the legal owners of which are our Chairman, Kun Liu, and certain associates.  The financial statements of Beijing GuoQiang are consolidated with our financial statements because Beijing GuoQiang is a variable interest entity with respect to Sky Achieve, which is a wholly-owned subsidiary of China Lithium Technologies.  Sky Achieve is party to five agreements dated January 5, 2010 with the owners of the registered equity of Beijing GuoQiang and with Beijing GuoQiang.  The agreements transfer to Sky Achieve all of the benefits and all of the risk arising from the operations of Beijing GuoQiang, as well as complete managerial authority over the operations of Beijing GuoQiang.

The following table summarizes the effects of consolidating Beijing GuoQiang with China Lithium Technologies and its subsidiary:

	China Lithium Technologies and Subsidiaries	Beijing GuoQiang	Consolidated
Balance Sheet
Current Assets
Plant & Equipment
Total Assets

Current Liabilities
Total Liabilities
Stockholders’ Equity

Statements of Operations - Year Ended June 30, 2011
Revenue
Gross Profit
Operating Income
Net Income

Statements of Cash Flows - Year Ended June 30, 2011
Net Cash Provided By Operating Activities
Net Cash Provided By Investing Activities
Net Cash Provided By Financing Activities

2.
As a related matter, please tell us how you determined that the conclusion to consolidate Beijing GuoQiang Global Science and Technology Development Co, Ltd. under guidance applicable to variable interest entities is not a critical accounting estimate. Please refer to Section V of Securities Act Release 33-8350.

Response to Comment 2

Section V of Release 33-8350 states that disclosure of critical accounting estimates and assumptions should be made where the nature of the estimate involves “levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.”  Our determination that Beijing GuoQiang Global Science and Technology Development Co, Ltd. should be consolidated as a variable interest entity was not characterized by either uncertainty or susceptibility to change.  Therefore we disclosed the premises for consolidation in the Notes to Financial Statements, but did not identify the consolidation as a critical accounting estimate.

Liquidity and Capital Resources, page 22

3.
You disclose that substantially all your cash is held in the PRC. In future filings please expand MD&A to describe your processes for transfers of cash between your VIE and the holding companies in British Virgin Islands and the United States. Please also describe restrictions, such as those arising from PRC government regulations, which could impact your ability to transfer cash within your corporate structure. Please further address the potential tax impact that could arise from repatriation of undistributed earnings of your foreign subsidiaries. Show us how you intend to apply this comment.

Response to Comment 3

In future filings, we will include the following text in our Management’s Discussion: Liquidity and Capital Resources:

Restrictions on Dividends and Other Cash Transfers

All of our business operations are carried out by Beijing GuoQiang, and all of our cash assets are held by that entity.  To date, our U.S. parent corporation has paid its expenses by taking loans from Kun Liu, our Chief Executive Officer.  In the future, in order for the U.S. parent corporation to continue its operations without depending on such loans or in order for it to pay dividends to our shareholders, we will have to transfer funds from Beijing GuoQiang through Sky Achieve and then to China Lithium Technologies, our U.S. parent corporation. Our ability to transfer funds in this manner will limited by two factors:

Statutory Reserves.  The Company Law of the PRC applicable to Chinese companies with foreign ownership provides that net income can be distributed as dividends only after:

a.	Cumulative prior years’ losses have been recouped;

b.	10% of after tax income has been allocated to a statutory surplus reserve until the reserve amounts to 50% of the company’s registered capital;

c.
10% of after tax income has been allocated to a statutory common welfare fund, which is established for the purpose of providing employee facilities and other collective benefits to the company’s employees; and

d.	allocations have been made to the discretionary surplus reserve, if such a reserve is approved at the meeting of the equity owners.

Currency Conversion.  The Yuan is not freely convertible into Dollars.  The State Administration of Foreign Exchange (“SAFE”) administers foreign exchange dealings and requires that they be conducted though designated financial institutions.  Foreign Investment Enterprises, such as Beijing GuoQiang, may purchase foreign currency from designated financial institutions in connection with current account transactions, including profit repatriation.

These factors will limit the amount of funds that we can transfer from Beijing GuoQiang to China Lithium Technologies and may delay any such transfer.  In addition, upon repatriation of earnings of Beijing GuoQiang to the United States, those earnings may become subject to United States federal and state income taxes.  We have not accrued any U.S. federal or state tax liability on the undistributed earnings of our foreign subsidiary because those funds are intended to be indefinitely reinvested in our international operations.  Accordingly, taxes imposed upon repatriation of those earnings to the U.S. would reduce the net worth of the Company.

Item 8. Financial Statements

Consolidated Balance Sheets, page F-27

4.	Tell us how your balance sheet provides the disclosures regarding variable interest entity assets and liabilities set forth in FASB ASC 810-10-45-25.

Response to Comment 4

ASC 810-10-45-25 calls for balance sheet disclosure of (a) assets of a consolidated variable interest entity (VIE) that can be used only to settle obligations of the consolidated VIE, and (b) liabilities of a consolidated VIE for which creditors (or beneficial interest owners) do not have recourse to the general credit of the primary beneficiary.  There are no such assets or liabilities on the balance sheet of China Lithium Technologies.  The Operating Agreement dated January 5, 2010 provides that Sky Achieve is a full-recourse guarantor of all obligations of Beijing GuoQiang, and Beijing GuoQiang has pledged all of its assets to Sky Achieve.  The Consulting Agreement of that date includes an assignment of all of the revenues of Beijing GuoQiang to Sky Achieve.  Accordingly, there are no assets or liabilities of Beijing GuoQiang that in which Sky Achieve does not share.

Consolidated Statements of Changes in Stockholders' Equity, page F-30

5.
Your response to prior comment 31 in your response letter dated December 17, 2010 indicates that you would revise the financial statements to retroactively present the impact of the recapitalization, including recalculation of the weighted average shares and earnings per share. However, we do not see where you have retroactively presented the issuance of the 19.2 million shares issued in the recapitalization in the revised financial statements. Please advise.

Response to Comment 5

At the end of this letter we are attaching a revision to the Statements of Changes in Stockholders Equity for the years ended June 30, 2010 and 2009.  When the Staff has completed its review of our responses to the comments, we will file a second amendment to the 2010 Form 10-K in which we will include this revised Statements of Changes.  We will also amend the Balance Sheet as of June 30, 2009 accordingly, and the Statements of Operations to calculate the EPS using the appropriate weighted average.

6.
We see that you continue to present the issuance of one million common shares during the year ended June 30, 2009. The presentation does not appear to be consistent with your response to comment 28 in your response letter dated December 17, 2010 and your response comment 7 in your response letter dated February 18, 2011. In that regard, please note that shares continuing to be held by the former owners of the shell company are normally presented as a stock issuance on the date of the reverse merger recapitalization. Please advise.

Response to Comment 6

Please see the revised Statement of Changes submitted at the end of this letter.

Note 2. Significant Accounting Policies, page F-34  Variable Interest Entity, page F-34

7.	With respect to the five agreements referred to in this footnote, please expand your disclosure in future filings to address the following:

•	Identify each of the agreements and briefly describe the key provisions of each agreement.
•	Describe the contractual lives of the arrangements. Also, describe termination and renewal provisions.
•
Provide a description of the nature of any restrictions on the VIE's assets as reported in your balance sheet, including qualitative information about the relationships between the VIE's assets and liabilities.

•	Provide a description of recourse provisions with respect to the general credit of the primary beneficiary.
•	Provide a description of how the VIE affects your financial position, results of operations and cash flows.
•
Provide a description of all significant risks arising from use of the VIE structure for purposes of consolidation of Beijing GuoQiang Global Science and Technology Development Co, Ltd., including the potential consequences to your company if the agreements were breached or otherwise determined to be unenforceable. Also, describe how you considered and evaluated the risks identified in your consolidation determination.

Please provide us a sample of proposed future disclosure. Refer to FASB ASC 810-10-50.

Response to Comment 7

In future filings we will modify the Note thus:

Variable interest entity
The accounts of Beijing Guoqiang have been consolidated with the accounts of the Company because Beijing Guoqiang is a variable interest entity with respect to Sky Achieve, which is a wholly-owned subsidiary of the Company. Sky Achieve is party to five agreements dated January 5, 2010 with the owners of the registered equity of Beijing Guoqiang and with Beijing Guoqiang. In summary, the five agreements contain the following terms:

•
Consulting Services Agreement and Operating Agreement. These two agreements provide that Sky Achieve will be fully responsible for the management of Beijing GuoQiang, both financial and operational. Sky Achieve has assumed responsibility for the debts incurred by Beijing GuoQiang and for any shortfall in its registered capital. In exchange for these services and undertakings, Beijing GuoQiang pays a fee to Sky Achieve equal to the net profits of Beijing GuoQiang. In addition, Beijing GuoQiang pledges all of its assets, including accounts receivable, to Sky Achieve. Meanwhile, Beijing GuoQiang's shareholders pledged the equity interests of Beijing GuoQiang to Sky Achieve to secure the payment of the Fee.

•
Proxy Agreement. In this agreement, the shareholders of Beijing GuoQiang granted an irrevocable proxy to the person designated by Sky Achieve to exercise the voting rights and other rights of shareholder.

•
Option Agreement. In this agreement, the shareholders of Beijing GuoQiang granted to Sky Achieve the right to purchase all of their equity interest in the registered capital of Beijing GuoQiang or the assets of Beijing GuoQiang. The option may be exercised whenever the transfer is permitted under the laws of the PRC. The purchase price shall be equal to the original paid-in price of the Purchased Equity Interest by the Transferor, unless the applicable PRC laws and regulations require appraisal of the equity interests or stipulate other restrictions on the purchase price of equity interests. The agreement also contains covenants designed to prevent any material change occurring in the legal or financial condition of Beijing GuoQiang without the consent of Sky Achieve.

•
Equity Pledge Agreement. In this agreement, Beijing GuoQiang shareholders agree to pledge all the equity interest in Beijing GuoQiang to Sky Achieve as security for the performance of the obligation under the Consulting Services Agreement and the payment of Consulting Services Fees under each agreement.

Sky Achieve may terminate the agreements at will.  Beijing GuoQiang may only terminate the agreements if (a) there is an unremedied breach by Sky Achieve, (b) the operations of Sky Achieve are terminated, (c) Beijing GuoQiang loses its business license, or (d) circumstances arise that materially and adversely affect the performance or objectives of the Agreement.  The Consulting Services Agreement, under which all revenues are assigned from Beijing GuoQiang to Sky Achieve, and the Equity Pledge Agreement have no expiration date.  The other three agreements terminate on January 5, 2020 unless extended by the parties.

In sum, the agreements transfer to Sky Achieve all of the benefits and all of the risk arising from the operations of Beijing Guoqiang, as well as complete managerial authority over the operations of Beijing Guoqiang. Sky Achieve is the guarantor of all of the obligations of Beijing Guoqiang. By reason of the relationship describe in these agreements, Beijing Guoqiang is a variable interest entity with respect to Sky Achieve because the following characteristics in ASC 810-10-15-14 are present:

●   The holders of the equity investment in Beijing Guoqiang lack the direct or indirect ability to make decisions about the entity’s activities that have a significant effect on the success of Beijing Guoqiang, having assigned their voting rights and all managerial authority to Sky Achieve. (ASC 810-10-15-14(b)(1)).

●  The holders of the equity investment in Beijing Guoqiang lack the obligation to absorb the expected losses of Beijing Guoqiang, having assigned to Sky Achieve all revenue and responsibility for all payables. (ASC 810-10-15-14(b)(2)).

●  The holders of the equity investment in Beijing Guoqiang lack the right to receive the expected residual returns of Beijing Guoqiang, having granted to Sky Achieve all revenue as well as an option to purchase the equity interests at a fixed price. (ASC 810-10-15-14(b)(3)).

Because the relationship between Beijing Guoqiang and Sky Achieve is entirely contractual, the Company’s interest in Beijing Guoqiang depends on the enforceability of those agreements under the laws of the PRC. We are not aware of any judicial decision as to the enforceability of similar agreements under PRC law.  However, as the owners of the registered equity of Beijing GuoQiang are our Chairman and one close associate, we do not believe that there is a significant risk that Beijing GuoQiang will seek to terminate the relationship or otherwise breach the agreements.  Accordingly, we believe that consolidation of the financial statements of Beijing GuoQiang with those of the Company is appropriate.

The following table summarizes the effects of consolidating Beijing GuoQiang with China Lithium Technologies and its subsidiary:

	China Lithium Technologies and Subsidiaries	Beijing GuoQiang	Consolidated
Balance Sheet
Current Assets
Plant & Equipment
Total Assets

Current Liabilities
Total Liabilities
Stockholders’ Equity

Statements of Operations - Year Ended June 30, 2011
Revenue
Gross Profit
Operating Income
Net Income

Statements of Cash Flows - Year Ended June 30, 2011
Net Cash Provided By Operating Activities
Net Cash Provided By Investing Activities
Net Cash Provided By Financing Activities

8.
Tell us about any kick-out rights held by the actual shareholders of Beijing GuoQiang Global Science and Technology Development Co, Ltd. and describe your consideration of those rights, if any, on your consolidation determination.

Response to Comment 8

There are no kick-out rights held by the actual shareholders of Beijing GuoQiang.

Note 11. Income Taxes, page F-44

9.	In future filings please provide the disclosures required by FASB ASC 740-30-50-2 regarding undistributed earnings of subsidiaries. Please provide us with a copy of your proposed revised disclosure.

Response to Comment 9

In future filings we will add the following to the Income Taxes Note:

The Company has cumulative undistributed earnings of foreign subsidiaries of $___________ as of ______________, 20__.  These undistributed earnings are included in consolidated retained earnings and will continue to be indefinitely reinvested in international operations.  Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted in the future.

10.
Please tell us why you have not provided any disclosure of deferred tax assets and liabilities as required by FASB ASC 740-10-50-2. In that regard, clarify for us whether there are differences between the US GAAP financial reporting and tax bases of your assets and liabilities (whether in the U.S. or the PRC) that will result taxable or deductible amounts in future years, including how those differences, if any, have been accounted for in the provision for income taxes. Refer to FASB Codification Topic 740-10.

Response to Comment 10

When the Staff has completed its review of our responses to the comments, we will file a second amendment to the 2010 Form 10-K, in which we will add the following text to the Income Taxes Note:

The Company’s VIE, Beijing Guoqiang, is registered and operates in Beijing, PRC. In accordance with the relevant tax laws and regulations of PRC, Beijing Guoqiang is subject to income tax at an effective rate of 25% from January 1, 2008 on income reported in the statutory financial statements after appropriated tax adjustments. Because there is no income tax in the British Virgin Islands, Sky Achieve is not subject to taxation in its domicile.

The Company was incorporated in the United States.  It incurred net operating losses for U.S. income tax purposes for the years ended June 30, 2010. Net operating loss carry forwards for United States income tax purposes amounted to $83,492 as of June 30, 2010, which may be available to reduce future periods’ US taxable income. These carry forwards will expire, if not utilized, beginning in 2029 through 2030. Management believes that the realization of the benefits arising from this loss appear to be uncertain due to Company's limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance at June 30, 2010 for the temporary difference related to the loss carry-forwards.  Management reviews this valuation allowance periodically and makes adjustments as warranted. At June 30, 2010 and 2009, the deferred tax assets/ (liabilities) and the related valuation allowance were as follows:

	June 30, 2010	June 30, 2009
United States	$28,387	-
China	-	-
Less: Valuation Allowance	(28,387)	-
Net	-	-

Other

11.
Please tell us where you have included the entity wide segment disclosures required by FASB ASC 280-10-50-40 related to products and services. We reference prior comment 13 in your response letter dated February 18, 2011 in which you state you will include these disclosures in the amended filings.

Response to Comment 11

When the Staff has completed its review of our responses to the comments, we will file a second amendment to the 2010 Form 10-K, in which we will insert the following text into the paragraph at the top of page 19 headed “Total Net Revenues:”

The following table shows the revenues attributable to each of our product lines during the past two fiscal years:

	Year Ended June 30, 2010	Year Ended June 30, 2009
Battery Management Systems	$8,404,660	$7,461,318
Battery Modules	$1,470,849	$331,165
Battery Patches	$1,632,175	$2,274,690
Electric Vehicle Batteries	$1,211,820	$895,754
Power Supplies	$1,290,470	--
Chargers	$79,510	--

Note 15. Restatements, page F-47

12.
Please show us how your restatement footnote complies with the requirements of FASB ASC 250-10-50-7. In this regard, it remains unclear what changes were made to the consolidated statement of changes in stockholders' equity or earnings per share to properly reflect the recapitalization.

Response to Comment 12

When the Staff has completed its review of our responses to the comments, we will file a second amendment to the 2010 Form 10-K, in which we will modify the Restatement Note thus:

15.   RESTATEMENT

We have restated the Consolidated Statements of Changes in Stockholders’ Equity for the years ended June 30, 2009 and June 30, 2010. The reason for the restatement is that the Consolidated Statements of Changes in Stockholders’ Equity as originally issued failed to properly account for the reverse merger of Sky Achieve Holdings into the Company in March 2010. Pursuant to ASC 805-40-45-1, the Consolidated Statements of Changes in Stockholders’ Equity of the Company after the reverse merger should reflect the historic capital structure of Sky Achieve Holdings (the accounting acquirer) adjusted to reflect the legal capital of the Company prior to the reverse merger. As a result of the restatement, the shares issued to the prior owners of Sky Achieve Holdings in the reverse merger and the capital associated with the shares issued in the reverse merger are ~~is~~ shown as outstanding in the balance at June 30, 2008 and thereafter, and the shares of the public company outstanding at the time of the reverse merger and the capital associated with those shares are shown as issued at the time of the reverse merger.   ~~effect of the reverse merger is a reclassification of $19,151 from additional paid-in capital to stated capital. The restatement did not have a material effect on the total stockholders’ equity at any period.~~

The restatement resulted in a recalculation of weighted average shares outstanding for each of the past two fiscal years.  The effect of that recalculation on earnings per share is shown below:

Earnings Per Share	As Originally Reported	As Restated
Year Ended June 30, 2010	$0.12	$0.12
Year Ended June 30, 2009	$1.71	$0.09

Item 9A(T). Controls and Procedures, page 48

13.
We see that you conclude internal control over financial reporting is effective at June 30, 2010. We reference your response to comment 14 in your response letter dated February 18, 2011 in which you acknowledge material weaknesses in your knowledge of U.S. GAAP and SEC Rules. We also note that disclosure controls and procedures are not effective due to material weaknesses, including restatement matters, which also appear to impact internal control over financial reporting. Please tell us how you have concluded that internal control over financial reporting is effective at June 30, 2010.

Response to Comment 13

When the Staff has completed its review of our responses to the comments, we will file a second amendment to the 2010 Form 10-K, in which we will revise Management’s Report on Internal Control over Financial Reporting to acknowledge that internal control over financial reporting was not effective at June 30, 2010 for the reasons set forth in Management’s Evaluation of Disclosure Controls and Procedures.

Item 13. Certain Relationships and Related Transactions, page 55

14.
Refer to your response to comment 68 in your letter dated December 17, 2010. It does not appear that you have provided all of the information required by Item 404(a)(5) regarding the loan from your Chief Executive Officer Lun Liu and Beijing Guoqiang Global Science & Technology Development Co., Ltd. Further, refer to your response to comment 70 in your December 17, 2010 letter and comment 20 in your February 18, 2011 letter. Although you have identified this loan agreement as exhibit 10.10 in your amended Form 10-K, it does not appear that you have filed this exhibit. Please revise to provide the information about the loan transaction required by Item 404(a)(5) of Regulation S-K and to file the agreement as an exhibit.

Response to Comment 14

When the Staff has completed its review of our responses to the comments, we will file a second amendment to the 2010 Form 10-K, in which we will (a) file the loan agreement as an exhibit, and (b) replace the third paragraph in Item 13 with the following text:

From time to time during the year ended June 30, 2010, the Company has borrowed funds from Kun Liu, its Chief Executive Offices, to pay expenses incurred in the United States.  The first loan of $45,459 was made on April 20, 2010, followed by three additional loans that brought the balance due to $83,493, which was the amount due from the Company to Kun Liu at June 30, 2010.  No portion of the loans has been repaid.  The loans are interest-free and due on demand.  The Company expects to continue to borrow funds from Kun Liu to pay its U.S. expenses until it obtains Dollars from a financing transaction or secures approval for a conversion of Renminbi to Dollars.

Signatures, page 58

15.
We note that the signatures of your amended Form 10-K filed on May 20, 2011 were dated September 28, 2010. Similarly, the signatures of your amended Form 10-Q for the period ended September 30, 2010, filed on May 23, 2011 were dated February 22, 2010 and the signatures of your amended Form 10-Q for the period ended December 31, 2010 were dated February 25, 2011. Please amend to provide current signatures for each of these amended reports. Please also ask the affiliates who filed the amended Schedule 13D filed on May 25, 2011 to provide current signatures; we note that the signatures were dated September 15, 2010.

Response to Comment 15

Due to the fact that the referenced reports were only amended in specific parts and were not generally updated, the original signatures and dates were retained in the amendments, although the certifications were currently dated.  Per the Staff’s request, however, we will file amendments to each of the referenced documents containing currently dated signatures.

Item 15. Exhibits, Financial Statement Schedules, page 56

16.
Given the outstanding registration statement on Form S-8, please tell us why you did not file the exhibit required by Regulation S-K Item 601(b)(23) with this amendment to your annual report on Form 10-K.

Response to Comment 16

When the Staff has completed its review of our responses to the comments, we will file a second amendment to the 2010 Form 10-K, in which we will include Exhibit 23.

Form 10-Q for the fiscal period ended March 31, 2011

Item 1. Financial Statements

Consolidated Balance Sheets, page 5

17.
We see that accounts receivable at March 31, 2011 total $4.6 million while revenues for the quarter total $3.4 million. However, in the first bullet point on page 30 you disclose that you have no accounts greater than 60 days outstanding. In light of the cited balances from your financial statements, please explain to us the basis for the assertions made on page 30.

Response to Comment 17

The basis for the referenced assertions on page 30 was a translation error.  When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 10-Q for the period ended March 31, 2011, in which we will modify the first bullet point on page 30 thus:

Accounts receivable, net, which increased by $542,466. The increase was primarily attributable to the increase in our nine month sales volume.  In addition, we re-evaluated our accounts receivable at March 31, 2011 and determined that the $147,022 allowance for doubtful accounts that we recorded at June 30, 2010 could be reversed, as we had no accounts that were older than 120 ~~90~~ days at March 31, 2011 and the five accounts that were older than 90 days each had an ongoing relationship with Beijing GuoQiang and appeared likely to pay in full. ~~all accounts appeared likely to be paid on time. On March 31, 2011, there was $3,668,131 of account receivable within 30 days, which was 79.8% of the total account receivable; while $928,524 of account receivable for 31-60 days, which was 20.1% of the total account receivable.~~ It should be noted that the program we had initiated in fiscal 2011 of allowing new customers extended payment terms has resulted in no accounts that are older than would be allowable under our customary payment terms.

Consolidated Statements of Operations and Comprehensive Income, page 7

18.
You disclose that you have 1.5 million of unvested shares granted to employees. Accordingly, it is unclear why weighted average shares for basic earnings per share and weighted average shares diluted earnings per share are not different numbers. Please explain to us how you have applied the guidance applicable to share-based payment arrangements from FASB ASC 260-10-45-28 through 4532.

Response to Comment 18

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 10-Q for the period ended March 31, 2011, in which we will restate the calculation of diluted earnings per share after including the unvested shares in the weighted average shares outstanding - diluted.

Consolidated Statements of Cash Flows, page 9

19.	Please reconcile net income on the consolidated statement of cash flows for the nine months ended March 31, 2010 to net income presented on the consolidated statement of operations on page 7.

Response to Comment 19

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 10-Q for the period ended March 31, 2011, in which we will restate the consolidated statement of operations for the nine months ended March 31, 2010.  The restated results will be identical to the results for that period filed in our Form 10-Q for the period ended March 31, 2010.

Note 11. Stock Based Compensation, page 22

20.	In future filings please disclose the weighted average period as of the balance sheet date that unearned compensation cost is expected to be recognized in earnings. Refer to FASB ASC 718-10-50-1i.

Response to Comment 20

In future filings we will disclose in the Stock Based Compensation Note the weighted average period as of the balance sheet date that unearned compensation is expected to be recognized in earnings.

Note 12. Income Taxes, page 23

21.
We see that you have an office in the US and that you have granted shares for services from your US holding company. Accordingly, please tell us why there is no pre-tax income or loss attributed to the US domicile.

Response to Comment 21

When the Staff has completed its review of our responses to the comments, we will file a second amendment to the 2010 Form 10-K, in which we will revise the tables in Note 12 to reflect the loss incurred by the Company in the United States.  As noted in response to Comment 9, we will also disclose the deferred tax asset and related valuation allowance that arise from the loss.

22.
As a related matter, please tell us how the shares granted for services by the US holding company are treated for US income tax reporting purposes. While it may be that any deferred tax assets attributed to the US domicile are subject to a valuation allowance, clarify for us why there is no temporary difference for stock-based compensation in the US domicile. In that regard, tell us how you have applied the guidance from FASB Codification Topic 718-740.

Response to Comment 22

In the Income Taxes Note in our amended Form 10-Q for the period ended March 31, 2011, in addition to the text regarding deferred tax assets set forth above in response to Comment 10, we will include the following:

There is also a deferred tax asset of $______ as of March 31, 2011 resulting from the temporary difference with respect to the grant of unvested common stock to employees in October 2010.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

23.
On page 29 you indicate that the cost of research and development for a product is capitalized as work in process and later moved to intangible assets upon release of the new product. Tell us how your disclosed accounting for research and development is appropriate under the guidance from FASB Codification Topic 730.

Response to Comment 23

The statement on page 29 referenced in this comment is an incorrect statement of accounting policy.  In preparing our amended Form 10-Q for the period ended March 31, 2011 we will (a) eliminate that statement, (b) determine whether any R&D expenses had been capitalized in accordance with that policy and, if so, restate our financials to expense R&D as incurred, and (c) revise the discussion on page 29 to disclose the reason for any material period-to-period change in R&D expense.

Very truly yours,

/s/ Chunping Fong
Chunping Fong
Chief Financial Officer

						Accumulated
	Preferred Stock		Common Stock		Additional	Other				Total
					Paid in	Comprehensive	Retained	Reserved	Comprehensive	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Funds A	Income	Equity
Balance - June 30, 2008 (Restated)	-	$-	19,151,875	$19,151	$139,293	$63,394	$967,805	$-		$1,189,643

Net income							1,722,687		1,722,687	1,722,687
Retained earning to reserved funds							-	-		-
Foreign currency translation gain						7,993			7,993	7,993
Comprehensive Income									1,730,680
Balance - June 30, 2009 (Restated)	-	$-	19,151,875	$19,151	$139,293	$71,387	$2,690,492	$-		$2,920,323

Reverse acquisition equity adjustments			1,007,936	1,008	113,478					114,486
Net income							2,428,966		2,428,966	2,428,966
Retained earning to reserved funds							(467,186)	467,186		-
Foreign currency translation gain						27,207			27,207	27,207
Comprehensive Income									2,456,173
Balance - June 30, 2010 (Restated)	-	$-	20,159,811	$20,159	$252,771	$98,594	$4,652,271	$467,186		$5,490,982

Footnote A (Reseved Funds):  Restrictived retained earnings for the benefit of empoyees